Exhibit 99.11
Crescent Point Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil & Gas (unaudited)
December 31, 2015
The following disclosures have been prepared by Crescent Point Energy Corp. ("Crescent Point" or the "Company") in accordance with Accounting Standards Codification 932 "Extractive Activities — Oil & Gas" ("ASC 932") issued by the Financial Accounting Standards Board ("FASB") and where applicable, financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”).
For the years ended December 31, 2015 and 2014 the Company filed its reserves information under National Instrument 51-101 – “Standards of Disclosure of Oil and Gas Activities” (“NI 51-101”), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards can be material.
Petroleum and Natural Gas Reserve Information
Proved petroleum and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids ("NGL") that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.
Proved developed petroleum and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, which may require future expenditures. Additional future expenditures would be minor compared to the cost of drilling a new well.
Proved undeveloped petroleum and natural gas reserves are reserves that are expected to be recovered from known accumulations where significant future expenditure is required.
Reserves are estimated quantities of crude oil, NGL and natural gas anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and considered to be economic at average commodity prices based upon the prior 12-month period. Estimates of petroleum and natural gas reserves are subject to uncertainty and will change as additional information regarding the producing fields and technology becomes available and as future economic conditions change. Net reserves presented in this section represent the Company's working interest and overriding royalty share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

CRESCENT POINT ENERGY CORP.	1

The changes in Crescent Point's net proved crude oil and NGL and natural gas reserves under constant prices and costs for the two-year period ended December 31, 2015 were as follows:

	Canada			United States			Total
Net Proved Reserves (1)	Crude Oil & NGL (Mbbls)	Natural Gas (MMcf)	Total (Mboe)	Crude Oil & NGL (Mbbls)	Natural Gas (MMcf)	Total (Mboe)	Crude Oil & NGL (Mbbls)	Natural Gas (MMcf)	Total (Mboe)
December 31, 2013	308,382	153,363	333,942	48,041	36,047	54,049	356,423	189,410	387,991
Revisions of previous estimates	23,251	4,379	23,981	(424)	9,272	1,121	22,827	13,651	25,102
Improved recovery	19,119	6,927	20,273	1,481	661	1,591	20,600	7,588	21,864
Purchases of reserves in place	49,918	10,013	51,587	2,341	603	2,441	52,259	10,615	54,028
Extensions and discoveries	16,364	3,910	17,016	7,971	6,622	9,074	24,335	10,533	26,090
Production	(34,119)	(19,883)	(37,433)	(4,290)	(3,924)	(4,944)	(38,408)	(23,807)	(42,376)
Sales of reserves in place	(56)	(31)	(61)	-	-	-	(56)	(31)	(61)
December 31, 2014	382,859	158,678	409,305	55,120	49,281	63,333	437,979	207,959	472,638
Revisions of previous estimates	(52,582)	25,389	(48,351)	(20,974)	(8,476)	(22,386)	(73,556)	16,914	(70,737)
Improved recovery	14,128	3,302	14,678	1,904	-	1,904	16,033	3,302	16,583
Purchases of reserves in place	34,568	16,647	37,343	1,968	-	1,968	36,536	16,647	39,311
Extensions and discoveries	8,797	2,248	9,172	2,285	-	2,285	11,082	2,248	11,457
Production	(40,259)	(25,671)	(44,537)	(5,163)	(5,398)	(6,063)	(45,422)	(31,068)	(50,600)
Sales of reserves in place	(51)	-	(51)	(46)	-	(46)	(98)	-	(98)
December 31, 2015	347,460	180,593	377,559	35,094	35,408	40,995	382,554	216,001	418,554

Net Proved Developed Reserves
December 31, 2013	186,459	94,194	202,158	17,470	14,234	19,842	203,929	108,428	222,001
December 31, 2014	240,806	103,109	257,990	23,213	19,522	26,466	264,019	122,631	284,457
December 31, 2015	247,126	135,553	269,718	18,950	18,103	21,968	266,077	153,655	291,686
Net Proved Undeveloped Reserves
December 31, 2013	121,923	59,169	131,784	30,571	21,813	34,206	152,494	80,982	165,990
December 31, 2014	142,053	55,569	151,314	31,907	29,759	36,867	173,960	85,328	188,181
December 31, 2015	100,334	45,040	107,841	16,143	17,305	19,028	116,478	62,345	126,869
(1) Numbers may not add due to rounding.
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves
The following information has been developed utilizing procedures prescribed by ASC 932, as updated by Accounting Standards Update 2010-03 "Oil and Gas Reserve Estimation and Disclosures", and based on crude oil, NGL and natural gas reserve and production volumes estimated by Crescent Point's independent reserves evaluators, GLJ Petroleum Consultants Ltd. and Sproule Associates Limited. The methodology used in calculating our price and cost assumptions for the standardized measure of discounted future net cash flows for reserve estimation is based upon the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period.
Future production and development costs are based on constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the petroleum and natural gas properties based upon existing laws and regulations. A 10% discount factor was applied to the future net cash flows.
The information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the fair market value of Crescent Point's petroleum and natural gas properties. Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated. The prescribed discount rate of 10% may not appropriately reflect interest rates.

CRESCENT POINT ENERGY CORP.	2

Commodity Pricing	2015	2014
WTI at Cushing Oklahoma ($US/bbl)	50.28	95.28
Edmonton ($Cdn/bbl)	58.81	94.74
Exchange Rate ($US/$Cdn)	0.7866	0.9099
AECO/NIT Spot ($Cdn/MMBTU)	2.68	4.58
Henry Hub NYMEX ($US/MMBTU)	2.63	4.35
The standardized measure of discounted future net cash flows relating to net proved oil, NGL and natural gas reserves are as follows:

December 31, 2015 (millions of Canadian dollars) (1)	Canada	United States	Total
Future cash inflows	17,037	1,699	18,736
Future production costs	(7,524)	(795)	(8,319)
Future development costs and asset retirement obligations	(2,696)	(423)	(3,118)
Future income taxes	(43)	(24)	(66)
Future net cash flows	6,774	458	7,232
Deduct: 10% annual discount factor for timing of future cash flows	(2,277)	(181)	(2,458)
Standardized measure of future net cash flows	4,497	277	4,774
(1) Numbers may not add due to rounding.

December 31, 2014 (millions of Canadian dollars) (1)	Canada	United States	Total
Future cash inflows	32,660	4,755	37,415
Future production costs	(9,683)	(1,646)	(11,329)
Future development costs and asset retirement obligations	(4,079)	(970)	(5,049)
Future income taxes	(3,412)	(120)	(3,532)
Future net cash flows	15,487	2,019	17,506
Deduct: 10% annual discount factor for timing of future cash flows	(6,326)	(852)	(7,177)
Standardized measure of future net cash flows	9,161	1,168	10,329
(1) Numbers may not add due to rounding.

CRESCENT POINT ENERGY CORP.	3

Reconciliation of Changes in Standardized Measure of Future Net Cash Flows Discounted at 10% per Year Relating to Proved Petroleum and Natural Gas Reserves

December 31, 2015 (millions of Canadian dollars) (1)	Canada	United States	Total
Balance, beginning of year	9,161	1,168	10,329
Sales, net of production costs and royalties	(1,358)	(161)	(1,519)
Net change in prices and royalties related to forecast production	(7,211)	(991)	(8,202)
Development costs incurred during the period	1,173	275	1,448
Changes in estimated future development costs	164	196	360
Extensions, discoveries and improved recovery, net of related costs	260	24	285
Technical reserve revisions	(1,357)	(383)	(1,739)
Purchases of reserves in place	407	11	419
Sales of reserves in place	(1)	-	(1)
Accretion of discount	1,132	120	1,252
Net change in income taxes	2,125	18	2,143
Balance, end of year	4,497	277	4,774
(1) Numbers may not add due to rounding.

December 31, 2014 (millions of Canadian dollars) (1)	Canada	United States	Total
Balance, beginning of year	7,218	887	8,105
Sales, net of production costs and royalties	(2,424)	(270)	(2,694)
Net change in prices and royalties related to forecast production	640	85	725
Development costs incurred during the period	1,445	322	1,768
Changes in estimated future development costs	(1,863)	(315)	(2,179)
Extensions, discoveries and improved recovery, net of related costs	1,031	202	1,233
Technical reserve revisions	1,317	126	1,443
Purchases of reserves in place	1,429	46	1,475
Sales of reserves in place	(2)	-	(2)
Accretion of discount	886	91	977
Net change in income taxes	(516)	(7)	(522)
Balance, end of year	9,161	1,168	10,329
(1) Numbers may not add due to rounding.
Capitalized Costs Relating to Petroleum and Natural Gas Producing Activities

As at December 31, 2015 (millions of Canadian dollars)	Canada	United States	Total
Proved properties	20,686	2,991	23,677
Unproved properties	1,356	606	1,962
Total capital costs	22,042	3,597	25,639
Accumulated depletion, amortization and impairment	(8,370)	(1,846)	(10,216)
Net capitalized costs	13,672	1,751	15,423

As at December 31, 2014 (millions of Canadian dollars)	Canada	United States	Total
Proved properties	17,786	2,105	19,891
Unproved properties	1,229	561	1,790
Total capital costs	19,015	2,666	21,681
Accumulated depletion, amortization and impairment	(5,960)	(915)	(6,875)
Net capitalized costs	13,055	1,751	14,806

CRESCENT POINT ENERGY CORP.	4

Costs Incurred in Petroleum and Natural Gas Property Acquisitions, Exploration and Development Activities

As at December 31, 2015 (millions of Canadian dollars)	Canada	United States	Total
Property acquisition costs
Proved properties	1,526	72	1,598
Unproved properties	163	(1)	162
Development costs	1,173	275	1,448
Exploration costs	94	20	114
Total	2,956	366	3,322
(1) Costs incurred exclude capitalized administration.

As at December 31, 2014 (millions of Canadian dollars)	Canada	United States	Total
Property acquisition costs
Proved properties	2,036	92	2,128
Unproved properties	40	25	65
Development costs	1,445	322	1,767
Exploration costs	244	84	328
Total	3,765	523	4,288
(1) Costs incurred exclude capitalized administration.
Results of Operations From Crude Oil and Natural Gas Producing Activities

For the year ended December 31, 2015 (millions of Canadian dollars)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	2,096	268	2,364
Less:
Operating expenses	609	98	707
Transportation expenses	129	9	138
Depletion, amortization and impairment	2,410	720	3,130
Accretion on decommissioning liability	24	1	25
Operating income (loss)	(1,076)	(560)	(1,636)
Income taxes (recovery)	(2)	-	(2)
Results of operations	(1,074)	(560)	(1,634)

For the year ended December 31, 2014 (millions of Canadian dollars)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	3,096	364	3,460
Less:
Operating expenses	565	83	648
Transportation expenses	107	11	118
Depletion, amortization and impairment	1,704	514	2,218
Accretion on decommissioning liability	20	1	21
Operating income (loss)	700	(245)	455
Income taxes	-	-	-
Results of operations	700	(245)	455

CRESCENT POINT ENERGY CORP.	5